Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

First Quarter

March 31, 2026

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The interim consolidated financial statements of FirstService Corporation, which include the interim consolidated balance sheet as at March 31, 2026 and the interim consolidated statements of earnings, comprehensive earnings, shareholders’ equity and cash flows for the three month periods ended March 31, 2026 and 2025 are the responsibility of management. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect estimates based on the best judgment of management.

These interim consolidated financial statements have not been audited or reviewed on behalf of the shareholders by the independent external auditors of the Company, PricewaterhouseCoopers LLP.

/s/ Scott Patterson	/s/ Jeremy Rakusin
Scott Patterson	Jeremy Rakusin
CEO	CFO

May 1, 2026

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the

United States of America

	Three months
	ended March 31
	2026	2025

Revenues (note 4)	$1,317,087	$1,250,826

Cost of revenues	886,433	841,468
Selling, general and administrative expenses	334,428	313,691
Depreciation	28,005	25,659
Amortization of intangible assets	20,061	18,517
Acquisition-related items	1,498	12,233
Operating earnings	46,662	39,258

Interest expense, net	15,275	19,264
Other income, net	(981)	(86)
Earnings before income tax	32,368	20,080
Income tax expense (note 8)	8,745	6,000
Net earnings	23,623	14,080

Non-controlling interest share of earnings (note 11)	3,290	1,243
Non-controlling interest redemption increment (note 11)	344	10,034

Net earnings attributable to Company	$19,989	$2,803

Net earnings per share (note 12)
Basic	$0.44	$0.06
Diluted	0.44	0.06

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months
	ended March 31
	2026	2025

Net earnings	$23,623	$14,080

Foreign currency translation loss	(1,475)	(16)
Comprehensive earnings	22,148	14,064

Less: Comprehensive earnings attributable to non-controlling shareholders	3,634	11,277

Comprehensive earnings attributable to Company	$18,514	$2,787

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	March 31, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	$191,419	$154,425
Restricted cash	21,861	25,665
Accounts receivable, net of allowance of $28,222
(December 31, 2025 - $27,334)	879,639	922,106
Income tax recoverable	17,843	22,112
Inventories (note 7)	291,823	274,243
Prepaid expenses and other current assets	107,121	105,229
	1,509,706	1,503,780

Other receivables	4,351	4,720
Other assets	23,971	24,754
Deferred income tax	5,047	4,979
Fixed assets	289,751	289,718
Operating lease right-of-use assets (note 6)	278,682	269,573
Intangible assets	671,117	684,739
Goodwill	1,509,886	1,501,450
	2,782,805	2,779,933
	$4,292,511	$4,283,713

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$174,180	$158,511
Accrued liabilities	368,499	388,554
Income tax payable	10,293	12,720
Unearned revenues	212,129	209,226
Operating lease liabilities - current (note 6)	59,348	59,113
Long-term debt - current (note 9)	13,490	13,649
Contingent acquisition consideration - current (note 10)	28,697	40,377
	866,636	882,150

Long-term debt - non-current (note 9)	1,042,187	1,069,027
Operating lease liabilities - non-current (note 6)	251,284	242,593
Contingent acquisition consideration (note 10)	6,607	6,575
Unearned revenues	24,847	25,523
Other liabilities	89,762	92,664
Deferred income tax	104,620	102,991
	1,519,307	1,539,373
Redeemable non-controlling interests (note 11)	477,606	486,191

Shareholders' equity	1,428,962	1,375,999
	$4,292,511	$4,283,713

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common Shares				Accumulated
	Issued and				other	Total
	outstanding		Contributed	Retained	comprehensive	shareholders'
	shares	Amount	surplus	earnings	loss	equity

Balance, December 31, 2025	45,722,486	$1,006,554	$117,570	$260,396	$(8,521)	$1,375,999

Net earnings	-	-	-	19,989	-	19,989
Other comprehensive loss	-	-	-	-	(1,475)	(1,475)

Common Shares:
Stock option expense	-	-	8,431	-	-	8,431
Stock options exercised	259,275	48,864	(8,822)	-	-	40,042
Dividends	-	-	-	(14,024)	-	(14,024)
Balance, March 31, 2026	45,981,761	$1,055,418	$117,179	$266,361	$(9,996)	$1,428,962

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common Shares				Accumulated
	Issued and				other	Total
	outstanding		Contributed	Retained	comprehensive	shareholders'
	shares	Amount	surplus	earnings	loss	equity

Balance, December 31, 2024	45,268,672	$929,908	$104,794	$165,474	$(12,430)	$1,187,746

Net earnings	-	-	-	2,803	-	2,803
Other comprehensive loss	-	-	-	-	(16)	(16)

Subsidiaries' equity transactions	-	-	14	-	-	14

Common Shares:
Stock option expense	-	-	7,599	-	-	7,599
Stock options exercised	175,329	25,292	(5,206)	-	-	20,086
Dividends	-	-	-	(12,498)	-	(12,498)
Balance, March 31, 2025	45,444,001	$955,200	$107,201	$155,779	$(12,446)	$1,205,734

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended
	March 31
	2026	2025
Cash provided by (used in)

Operating activities
Net earnings	$23,623	$14,080

Items not affecting cash:
Depreciation and amortization	48,066	44,176
Deferred income tax	13	(819)
Share-based compensation	9,477	7,599
Contingent acquisition consideration fair value adjustments	(9,917)	9,093
Other	7,698	1,507

Changes in non-cash working capital:
Accounts receivable	41,957	9,994
Inventories	(20,758)	19,431
Prepaid expenses and other current assets	(2,155)	(16,127)
Payables and accruals	(13,739)	(69,736)
Unearned revenues	875	17,434
Other liabilities	3,080	4,618

Net cash provided by operating activities	88,220	41,250

Investing activities
Acquisitions of businesses, net of cash acquired (note 5)	(6,379)	(8,636)
Purchases of fixed assets	(28,435)	(29,563)
Other investing activities	757	(7,046)
Net cash used in investing activities	(34,057)	(45,245)

Financing activities
Increase in long-term debt	-	50,000
Repayment of long-term debt	(26,882)	(36,994)
Purchases of non-controlling interests, net	(9,634)	(14,496)
Contingent acquisition consideration (note 5)	(1,666)	(900)
Proceeds received on exercise of stock options	40,042	20,086
Dividends paid to common shareholders	(12,574)	(11,317)
Distributions paid to non-controlling interests	(10,438)	(5,777)
Net cash provided by (used in) financing activities	(21,152)	602

Effect of exchange rate changes on cash	179	(15)

Increase (decrease) in cash, cash equivalents and restricted cash	33,190	(3,408)

Cash, cash equivalents and restricted cash, beginning of period	180,090	243,686
Cash, cash equivalents and restricted cash, end of period	$213,280	$240,278

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2026

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: (i) on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel; (ii) proprietary banking and insurance products; and (iii) energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through company-owned locations and franchise networks. The principal brands in this division include First Onsite Property Restoration, Paul Davis Restoration, Roofing Corp of America, Century Fire Protection, California Closets, CertaPro Painters, Floor Coverings International, and Pillar to Post Home Inspectors.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025.

These unaudited interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements. In the opinion of management, the unaudited condensed consolidated financial statements contain all adjustments necessary for a fair statement of the financial position of the Company as at March 31, 2026 and the results of operations and its cash flows for the three month periods ended March 31, 2026 and 2025. All such adjustments are of a normal recurring nature. The condensed balance sheet as at December 31, 2025 was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. The results of operations for the three-month period ended March 31, 2026 are not necessarily indicative of the results to be expected for the year ending December 31, 2026. Effective January 1, 2026, the Company adopted ASU 2025-05 – Financial Instruments – Credit Losses (Topic 326); Measurement of Credit Losses for Accounts Receivable and Contract Assets. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements. The Company elected to adopt the practical expedient available under this ASU.

Management continues to monitor one of the reporting units in the FirstService Brands segment which was tested for goodwill impairment in the fourth quarter of 2025. As disclosed in the December 31, 2025 annual consolidated financial statements (note 9), the fair value for the reporting unit exceeded its carrying value by less than 5%. There were no additional indicators of impairment noted for this reporting unit during the quarter ended March 31, 2026 and no changes to key inputs and assumptions used in the fourth quarter impairment test, given results for the reporting unit were largely in line with management’s expectations.

3.       RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED – In November 2024, the FASB issued ASU 2024-03 – Disaggregation of Income Statement Expenses (DISE). This ASU requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The guidance is effective for the annual period December 31, 2027 and interim periods thereafter and should be adopted prospectively with the option for retrospective application. The Company is currently assessing the impact of this ASU on its financial disclosures.

In January 2025, the FASB issued ASU 2025-01 – Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which amends ASU 2024-03. This update clarified the effective date of the guidance introduced in ASU 2024-03.

In September 2025, the FASB issued ASU 2025-06 – Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal – Use Software. This ASU modernizes the existing U.S. GAAP guidance on accounting for internal-use software costs under ASC 350-40 to better reflect current software development practices. The guidance is effective January 1, 2028, and may be adopted prospectively, modified prospectively, or retrospectively, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial disclosures.

4.       REVENUE RECOGNITION – Disaggregated revenues are as follows:

	Three months
	ended March 31
	2026	2025

FirstService Residential revenue	$545,720	$525,087
FirstService Brands company-owned operations revenue	718,213	674,984
FirstService Brands franchisor revenue	51,358	48,818
FirstService Brands franchise fee revenue	1,796	1,937

The Company disaggregates revenue by segment. Within the FirstService Brands segment, the Company further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the percentage of completion method. We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at March 31, 2026, the aggregate amount of backlog was $1,059,268 (December 31, 2025 - $1,027,757). The Company expects to recognize revenue on the majority of the remaining backlog over the next 12 months.

The majority of current unearned revenues as at March 31, 2026 are expected to be recognized into income within 12 months of the balance sheet date.

5.       ACQUISITIONS – In the quarter, the Company completed one acquisition in the FirstService Brands segment. The Company acquired a Paul Davis franchisee operating in Cleveland, Ohio. The acquisition date fair value of consideration transferred was as follows: cash of $6,379 (net of cash acquired of $1,386).

In the prior year quarter, the Company completed three acquisitions for cash consideration of $8,636 (net of cash acquired of $6,332), and contingent consideration of $3,307.

The purchase price allocations for certain transactions completed in the last twelve months are not yet complete, pending final determination of the fair value of assets acquired. These acquisitions were accounted for by the purchase price method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates. There have been no material changes to the estimated purchase price allocations determined at the time of acquisition during the three months ended March 31, 2026.

Except for where arrangements represent compensation for the benefit of the Company, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at March 31, 2026 was $35,304 (see note 10). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $30,893 to a maximum of $36,345. The contingencies will expire during the period extending to January 2028. During the three months ended March 31, 2026, $1,666 was paid with reference to such contingent consideration (2025 - $900).

6.       LEASES – The Company has operating leases for corporate offices, copiers, and certain equipment. Its leases have remaining lease terms of 1 year to 13 years, some of which may include options to extend the leases for up to 15 years, and some of which may include options to terminate the leases within 1 year. The Company evaluates renewal terms on a lease by lease basis to determine if the renewal is reasonably certain. The amount of operating lease expense recorded in the statement of earnings for the three months ended March 31, 2026 was $19,239 (2025 - $17,841).

Other information related to leases was as follows (in thousands):

Supplemental Cash Flows Information, three months ended March 31	2026

Cash paid for amounts included in the measurement of operating lease liabilities	$19,435
Right-of-use assets obtained in exchange for operating lease obligation	$27,149

7.       INVENTORIES - Inventories is comprised of the following:

	March 31,	December 31,
	2026	2025

Work-in-progress	$217,361	$199,739
Finished Goods	30,418	30,257
Supplies and other	44,044	44,247
	$291,823	$274,243

8.       INCOME TAX – The provision for income tax for the three months ended March 31, 2026 reflected an effective tax rate of 27% (2025 - 30%).

9.       LONG-TERM DEBT – In February 2025, the Company entered into a third amended and restated credit agreement providing for a $1,750,000 revolving credit facility on an unsecured basis. The maturity date of the revolving credit facility is February 2030. The revolving credit facility bears interest at 0.20% to 2.50% over floating reference rates, depending on certain leverage ratios.

In September 2022 (and as amended in April 2024 for the facility with NYL Investors LLC), the Company entered into two revolving, uncommitted financing facilities for potential future private placement issuances of senior unsecured notes (the “Notes”) aggregating $550,000 with its existing lenders, NYL Investors LLC (“New York Life”) of up to $250,000 and PGIM Private Capital (“Prudential”), of up to $300,000, in each case, net of any existing notes held by them. The facility with New York Life has a term ending April 3, 2027. The Company has the ability to issue incremental Note tranches under the New York Life facility until April 3, 2027, subject to acceptance by New York Life, with varying maturities as determined by the Company, and with coupon pricing determined at the time of each Note issuance. The facility with Prudential expired on September 29, 2025, such that no further private placement issuances of Notes may be made thereunder to Prudential. As part of the closing of the New York Life facility, the Company issued, on a private placement basis to New York Life, $60,000 of 4.53% Notes, which are due in full on September 29, 2032, with interest payable semi-annually.

In January 2024, the Company issued, on a private placement basis to New York Life, $50,000 of 5.48% Notes, which are due in full on January 30, 2029, as well as $25,000 of 5.60% Notes, which are due in full on January 30, 2031, both with interest payable semi-annually. Also in January 2024, the Company issued, on a private placement basis to Prudential, $50,000 of 5.64% Notes, which are due in full on January 30, 2031, with interest payable semi-annually.

The indebtedness under the Credit Agreement and the Notes rank equally in terms of seniority. The Company is prohibited under the Credit Agreement from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the lenders under the Credit Agreement.

10.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2026:

		Fair value measurements at March 31, 2026

	Carrying value at
	March 31, 2026	Level 1	Level 2	Level 3
Interest rate swap assets	423	-	423	-
Contingent consideration liability	$35,304	$-	$-	$35,304

The fair value of the interest rate swap asset was calculated through discounting future expected cash flows using the appropriate prevailing interest rate swap curve adjusted for credit risk. The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs using a discounted cash flow model; significant model inputs are expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to the level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion is driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would not have a significant impact on the fair value of the contingent consideration balance.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2026

Balance, January 1	$46,952
Fair value adjustments	(9,917)
Resolved and settled in cash	(1,666)
Other	(65)
Balance, March 31	$35,304

Less: Current portion	28,697
Non-current portion	$6,607

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. In connection with fair value disclosures, the inputs to the measurement of the fair value of long term debt are Level 2 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 4.5% to 5.0%). The following are estimates of the fair values for other financial instruments that are not carried and measured at fair value on a recurring basis:

	March 31, 2026		December 31, 2025
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$4,351	$4,351	$4,720	$4,720
Long-term debt	1,055,677	1,062,825	1,082,676	1,090,702

Other receivables include notes receivable from non-controlling shareholders and other non-current receivables, which are Level 3 fair value measurements.

11.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2026

Balance, January 1	$486,191
RNCI share of earnings	3,290
RNCI redemption increment	344
Distributions paid to RNCI	(10,438)
Purchases of interests from RNCI, net	(9,634)
RNCI recognized on business acquisitions	7,735
Other	118
Balance, March 31	$477,606

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Common Shares. The redemption amount as of March 31, 2026 was $406,879. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Common Shares as at March 31, 2026, approximately 2,800,000 such shares would be issued; this would be accretive to net earnings per share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

12.       NET EARNINGS PER SHARE – The following table reconciles the basic and diluted shares outstanding:

	Three months ended
(in thousands)	March 31
	2026	2025

Basic shares	45,866	45,368
Assumed exercise of Company stock options	37	242
Diluted shares	45,903	45,610

13.       STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain officers and key full-time employees of the Company and its subsidiaries. The stock option plan came into existence on June 1, 2015. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a three-to-five-year term, expires five to six years from the date granted and allows for the purchase of one Common Share. All Common Shares issued are new shares. As at March 31, 2026, there were 140,640 options available for future grants. On April 1, 2026, shareholders of the Company approved amendments to the stock option plan to increase the maximum number of Common Shares reserved for issuance pursuant to the exercise of stock options granted thereunder by 2,000,000 Common Shares.

Grants under the Company’s stock option plan are equity-classified awards. There were 625,000 stock options granted during the three months ended March 31, 2026 (2025 - 587,000). Of the options granted during the three months ended March 31, 2026, one-half will be time-based vesting and one-half will vest upon the Company achieving a certain threshold percentage of Adjusted Earnings per Share compounded annual growth over specified measurement periods. The Company estimates the probability of achievement of performance conditions at each reporting period and reflects the estimates in the number of options expected to vest with any changes recognized through stock-based compensation expense. Stock option activity for the three months ended March 31, 2026 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	2,536,190	$156.57
Granted	625,000	158.68
Exercised	(259,275)	154.44
Forfeited	(2,400)	154.44
Shares issuable under options -
End of period	2,899,515	$157.22	4.07	$167
Options exercisable - End of period	1,169,456	$150.02	1.73	$115

The amount of compensation expense recorded in the statement of earnings for the three months ended March 31, 2026 was $8,431 (2025 - $7,599). As of March 31, 2026, there was $52,316 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the three month period ended March 31, 2026, the fair value of options vested was $18,581 (2025 - $18,193).

Share-based compensation expense for the three months ended March 31, 2026 was $9,477 (2025 - $7,599). Share-based compensation expense includes stock-based compensation expense of $8,431 and deferred share unit expense of $1,046.

14.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

15.       SEGMENTED INFORMATION – The Company has two reportable segments as determined by the chief operating decision maker (CODM), who is the Chief Executive Officer of the Company. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The CODM assesses each segment’s performance based on operating earnings. Specifically, the CODM uses operating earnings to monitor results against expectations for each reportable segment. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides Company-owned and franchised property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office and is not a segment.

OPERATING SEGMENTS

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended March 31

2026
Revenues	$545,720	$771,367	$-	$1,317,087
Cost of revenues	413,343	473,090	-	886,433
Selling, general and administrative	86,456	234,261	13,711	334,428
Depreciation and amortization	12,477	35,566	23	48,066
Acquisition-related items	1,345	56	97	1,498
Operating earnings	32,099	28,394		46,662

2025
Revenues	$525,087	$725,739	$-	$1,250,826
Cost of revenues	397,780	443,688	-	841,468
Selling, general and administrative	85,676	214,284	13,731	313,691
Depreciation and amortization	10,636	33,517	23	44,176
Acquisition-related items	1,728	9,764	741	12,233
Operating earnings	29,267	24,486		39,258

GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended March 31

2026
Revenues	$1,169,467	$147,620	$1,317,087
Total long-lived assets	2,344,045	405,391	2,749,436

2025
Revenues	$1,118,084	$132,742	$1,250,826
Total long-lived assets	2,218,341	425,340	2,643,681

16.        SUBSEQUENT EVENTS – In April 2026, the Company established an accounts receivable sale program (the “AR Facility”) to further diversify its capital structure. Under the AR Facility, the Company will have the ability on an ongoing periodic basis to offer trade accounts receivable for sale to a major Canadian banking institution, up to a maximum capacity of $300,000. The AR Facility is uncommitted, and availability is subject to the financial institution’s ongoing approval of receivables offered for sale. Under the AR Facility arrangement, the Company’s operating subsidiaries are the servicers. The Company will evaluate the accounting treatment of any receivable transfers under the AR Facility in accordance with ASC 860.

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE three MONTH PERIOD ENDED March 31, 2026

(in US dollars)

May 1, 2026

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim condensed consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three month period ended March 31, 2026 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2025. The unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three month period ended March 31, 2026 and up to and including May 1, 2026.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR+ at www.sedarplus.ca and on the US Securities and Exchange Commission website at www.sec.gov.

Results of operations - three months ended March 31, 2026

Consolidated revenues for our first quarter were $1.32 billion, 5% higher than the comparable prior year.

Consolidated operating earnings for the quarter were $46.7 million, compared to $39.3 million in the prior year period. The operating earnings margin was 3.5% versus 3.1% in the prior year quarter. The Operating Earnings margin in the prior year quarter was impacted due to increased acquisition-related items in the FirstService Brands segment, further described below. Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the first quarter was $105.7 million versus $103.3 million reported in the prior year quarter. Our Adjusted EBITDA margin was 8.0% of revenues, versus 8.3% in the prior year quarter. The decrease in Adjusted EBITDA margin was driven by lower profitability in the FirstService Brands segment.

Depreciation and amortization expense totalled $48.1 million, relative to $44.2 million in the prior year, with the increase primarily related to recently acquired company-owned operations in our FirstService Brands segment.

Acquisition-related items for the quarter were $1.5 million, versus $12.2 million in the prior period. The decrease was primarily due to fair value adjustments to contingent upside earn-out structures in the FirstService Brands segment in the prior year.

Net interest expense decreased to $15.3 million, down from $19.3 million in the prior year quarter, with the difference primarily attributable to the decrease in our average outstanding debt.

The consolidated income tax rate for the quarter was 27%, compared to 30% in the prior year quarter. The effective tax rate for the full year is expected to be approximately 27%.

The RNCI redemption increment was $0.3 million, versus $10.0 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

The FirstService Residential segment reported revenues of $545.7 million for the first quarter, up 4% versus the prior year quarter, fully driven by organic growth (see “Reconciliation of non-GAAP measures” below). Top-line performance was comprised of new property management contract wins and expanded sited labour services. Adjusted EBITDA was $45.9 million relative to $41.6 million in the prior year quarter. Operating earnings for the first quarter were $32.1 million versus $29.3 million in the prior year period. The year-over-year Adjusted EBITDA and operating earnings margin improvement reflected continuous labour cost management and efficiency gains.

Revenues from the FirstService Brands segment in the first quarter were $771.4 million, up 6% relative to the prior year period. Segment revenues increased 2% on an organic basis, largely driven by Century Fire Protection. Adjusted EBITDA for the quarter was $64.0 million, compared to $67.8 million in the prior year period. The decline in Adjusted EBITDA margin was partially due to expected roofing industry ongoing pressures. In addition, our home services brands experienced margin compression with increased promotional activities in the face of heightened macroeconomic uncertainty. Operating earnings were $28.4 million versus $24.5 million in the prior year quarter. The increase in Operating Earnings margin resulted from fair value adjustments in the prior year related to contingent upside earn-outs in connection with certain acquisitions.

Corporate costs (see definitions and reconciliations below), as presented in Adjusted EBITDA were $4.2 million for the quarter, relative to $6.1 million in the prior year period. Corporate costs for the current quarter were $13.8 million, compared to $14.5 million in the prior year period.

Summary of quarterly results

(in thousands of US dollars, except per share amounts) (unaudited)

Quarter	Q1	Q2	Q3	Q4

YEAR ENDING DECEMBER 31, 2026
Revenues	$1,317,087
Operating earnings	46,662
Net earnings per share:
Basic	0.44
Diluted	0.44

YEAR ENDED DECEMBER 31, 2025
Revenues	$1,250,826	$1,415,733	$1,447,565	$1,383,376
Operating earnings	39,258	97,278	115,628	85,914
Net earnings per share:
Basic	0.06	1.01	1.25	0.85
Diluted	0.06	1.01	1.24	0.85

YEAR ENDED DECEMBER 31, 2024
Revenues	$1,158,045	$1,297,459	$1,396,041	$1,365,349
Operating earnings	38,058	83,937	125,902	89,615
Net earnings per share:
Basic	0.14	0.78	1.34	0.72
Diluted	0.14	0.78	1.34	0.71

OTHER DATA
Adjusted EBITDA - 2026	$105,703
Adjusted EBITDA - 2025	103,266	157,128	164,780	137,621
Adjusted EBITDA - 2024	83,373	132,487	159,974	137,856
Adjusted EPS - 2026	0.95
Adjusted EPS - 2025	0.92	1.71	1.76	1.37
Adjusted EPS - 2024	0.67	1.36	1.63	1.34

Seasonality and quarterly fluctuations

Certain segments of the Company’s operations are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

FirstService Residential generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned. FirstService Brands includes certain home improvement brands, which generate the majority of their revenues during the second and third quarters, and restoration operations which are influenced by weather patterns that typically can result in higher revenues and earnings in any given reporting quarter.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA”, “segment adjusted EBITDA”, “adjusted EPS”, and “organic growth” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) share-based compensation expense. The Company uses Consolidated adjusted EBITDA and segment adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Consolidated adjusted EBITDA and segment adjusted EBITDA are presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA and segment adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2026	2025

Net earnings	$23,623	$14,080
Income tax	8,745	6,000
Other income, net	(981)	(86)
Interest expense, net	15,275	19,264
Operating earnings	46,662	39,258
Depreciation and amortization	48,066	44,176
Acquisition-related items	1,498	12,233
Share-based compensation expense	9,477	7,599
Adjusted EBITDA	$105,703	$103,266

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below,

(in thousands of US$)

Three months ended, March 31, 2026	FirstService	FirstService
	Residential	Brands	Corporate (1)

Segment operating earnings (loss)	$32,099	$28,394	$(13,831)
Depreciation and amortization	12,477	35,566	23
Acquisition-related items	1,345	56	97
Share-based compensation expense	-	-	9,477
Segment Adjusted EBITDA	$45,921	$64,016	$(4,234)

Three months ended, March 31, 2025	FirstService	FirstService
	Residential	Brands	Corporate (1)

Segment operating earnings (loss)	$29,267	$24,486	$(14,495)
Depreciation and amortization	10,636	33,517	23
Acquisition-related items	1,728	9,764	741
Share-based compensation expense	-	-	7,599
Segment Adjusted EBITDA	$41,631	$67,767	$(6,132)

Segment Adjusted EBITDA margin is defined as segment Adjusted EBITDA divided by segment revenues.

(1) Corporate costs represent corporate selling, general and administrative costs, depreciation and amortization and acquisition- related items not directly attributable to reportable segments, as disclosed in note 15 to the Consolidated Financial Statements, and are therefore unallocated within segment operating earnings (loss) and Adjusted EBITDA.

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) share-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2026	2025

Net earnings	$23,623	$14,080
Non-controlling interest share of earnings	(3,290)	(1,243)
Acquisition-related items	1,498	12,233
Amortization of intangible assets	20,061	18,517
Share-based compensation expense	9,477	7,599
Income tax on adjustments	(7,493)	(8,575)
Non-controlling interest on adjustments	(353)	(542)
Adjusted net earnings	$43,523	$42,069

	Three months ended
(in US dollars)	March 31
	2026	2025

Diluted net earnings per share	$0.44	$0.06
Non-controlling interest redemption increment	0.01	0.22
Acquisition-related items	0.02	0.21
Amortization of intangible assets, net of tax	0.31	0.28
Share-based compensation expense, net of tax	0.17	0.15
Adjusted EPS	$0.95	$0.92

Organic growth is defined as revenue growth adjusted to exclude the revenue attributable to acquired businesses for a period of twelve months following their acquisition.

We believe that the presentation of adjusted EBITDA, segment adjusted EBITDA, adjusted EPS, and organic growth, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA, segment adjusted EBITDA, adjusted EPS, and organic growth are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash provided by operating activities was $88.2 million during the three month period ended March 31, 2026, versus $41.3 million in the prior year period. The year-over-year increase was attributable to changes in non-cash working capital versus the prior year. The latter was primarily due to our restoration operations which experienced improved accounts receivable collections versus the prior year quarter. Other working capital movements include largely offsetting inventory increases and payables and accruals increases related to certain work-in-process projects.

For the three months ended March 31, 2026, capital expenditures were $28.4 million. Based on our current operations, total capital expenditures for the year ending December 31, 2026 are expected to be approximately $135 million.

In April 2026, we paid a quarterly dividend of $0.305 per common share in respect of the quarter ended March 31, 2026.

Net indebtedness as at March 31, 2026 was $864.3 million, versus $928.3 million at December 31, 2025. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants within our financing agreements as at March 31, 2026 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $843.0 million of available un-drawn credit as of March 31, 2026.

In April 2026, we established an uncommitted accounts receivable sale program (the “AR Facility”) to further diversify our capital structure. Under the AR Facility, we have the ability on an ongoing periodic basis to offer trade accounts receivable for sale to a major Canadian banking institution, up to a maximum capacity of $300 million. Proceeds will be used to repay outstanding indebtedness under our revolving credit facility. The Company’s operating subsidiaries are the servicers under the AR Facility and clients will be unaffected. The AR Facility will reduce interest costs and reported financial leverage.

In relation to acquisitions completed during the past two years, we have outstanding contingent consideration totalling $35.3 million as at March 31, 2026 ($47.0 million as at December 31, 2025) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to January 2028. The contingent consideration liability is recognized at fair value upon acquisition and is re-measured each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. During the three months ended March 31, 2026, $1.7 million of contingent consideration was paid (2025 - $0.9 million).

The following table summarizes our contractual obligations as at March 31, 2026:

Contractual obligations	Payments due by period
(in thousands of US dollars)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$1,019,487	$207	$-	$884,280	$135,000
Interest on long-term debt	177,437	52,912	83,206	37,242	4,077
Capital lease obligations	36,190	13,284	16,191	6,651	64
Contingent acquisition consideration	35,304	28,697	6,607	-	-
Operating leases	385,191	58,969	132,934	87,392	105,896

Total contractual obligations	$1,653,609	$154,069	$238,938	$1,015,565	$245,037

At March 31, 2026, we had commercial commitments totaling $38.3 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	March 31	December 31
(in thousands of US dollars)	2026	2025

FirstService Residential	$72,600	$73,091
FirstService Brands	334,279	343,706
	$406,879	$416,797

The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at March 31, 2026, the RNCI recorded on the balance sheet was $477.6 million. The purchase prices of the RNCI may be paid in cash or in our common shares, at the option of FirstService. If all RNCI were redeemed in cash, the pro forma estimated accretion to GAAP diluted net earnings per share for the first quarter of 2026 would be nil and a decrease of $0.01 to adjusted EPS.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2025.

Management continues to monitor one of the reporting units in the FirstService Brands segment which was tested for goodwill impairment in the fourth quarter of 2025.  As disclosed in the December 31, 2025 annual consolidated financial statements (note 9), the fair value for the reporting unit exceeded its carrying value by less than 5%. There were no additional indicators of impairment noted for this reporting unit during the quarter ended March 31, 2026 and no changes to key inputs and assumptions used in the fourth quarter impairment test, given results for the reporting unit were largely in line with management’s expectations.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have two interest swaps in place to exchange the floating interest rate on $200.0 million of debt under our Credit Agreement for a fixed rate.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the three months ended March 31, 2026 was $2.3 million (2025 - $2.6 million).

As at March 31, 2026, the Company had $6.5 million of loans receivable from minority shareholders (December 31, 2025 - $6.5 million). The business purpose of the loans receivable is to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of common shares. The holders of common shares are entitled to one vote in respect of each common share held at all meetings of the shareholders of the Company.

As of the date of this MD&A, the Company has outstanding 45,981,761 common shares. In addition, as at the date hereof 2,899,515 common shares are issuable upon exercise of options granted under the Company’s stock option plan.

On April 1, 2026, shareholders of the Company approved amendments to the stock option plan to increase the maximum number of common shares reserved for issuance pursuant to the exercise of stock options granted thereunder by 2,000,000 common shares.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common shares as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three month period ended March 31, 2026 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to credit conditions, consumer spending and demand for managed residential property, particularly in regions where our business may be concentrated.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	A decline in our ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	The effects of changes in foreign exchange rates in relation to the U.S. dollar on our Canadian dollar denominated revenues and expenses.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.

•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	A decline in our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The performance of acquired businesses and potential liabilities acquired in connection with such acquisitions.
•	Changes in laws, regulations and government policies at the federal, state/provincial or local level that may adversely impact our businesses.
•	Risks related to liability for employee acts or omissions, or installation/system failure, in our fire protection businesses.
•	A decline in our performance impacting our ability to pay dividends on our common shares.
•	Risks arising from any regulatory review and litigation.
•	Risks associated with intellectual property and other proprietary rights that are material to our business.
•	Disruptions or security failures in our information technology systems.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Performance in our commercial and large loss property restoration business and roofing business.
•	Volatility of the market price of our common shares.
•	Potential future dilution to the holders of our common shares.
•	Risks related to our qualification as a foreign private issuer.
•	The outbreak of epidemics or pandemics or other health crises could result in volatility and disruptions in the supply and demand for our products and services, global supply chains and financial markets.
•	US trade policies and practices, including the implementation of tariffs on US imports, may result in slightly reduced margins or increased prices that could cause decreased consumer demand in certain of our businesses.
•	US changes to immigration policies and practices could have an impact on our ability to attract and retain labour in certain of our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements are made as of the date of this MD&A and, unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events, results or circumstances or otherwise.

Additional information

Additional information regarding the Company, including our Annual Information Form for the year ended December 31, 2025, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.firstservice.com.